Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

Clear Street LLC

4 World Trade Center

150 Greenwich St., Floor 45

New York, NY 10007

As representatives of the prospective underwriters

VIA EDGAR

March 19, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:		Ms. Jenna Hough

	Re:	RedCloud Holdings plc (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-283012)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 5:00 p.m., Eastern Time on March 20, 2025, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between February 27, 2025 and the date hereof, approximately 400 copies of the preliminary prospectus of the Company dated February 27, 2025 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Lou J. Ellis
Name:	Lou J. Ellis
Title:	Managing Director, Equity Capital Markets

CLEAR STREET LLC

By:	/s/ Ryan Gerety
Name:	Ryan Gerety
Title:	Managing Director